04045581

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

SUPPL

English summary of the acceptance of prospectus supplement received on August 21, 2004

We acknowledge receipt of the price fixing supplement no. 10 dated August 19, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due September 2, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Yours truly,

[signature]

dw 10/20

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 2 septembre 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
<u>Reçu le 21 août 2004</u>

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°10 daté du 19 août 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets série 2004-08 liés au rendement total de la BNC Ex-Tra échéant le 2 septembre 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 11 dated September 22, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-09 Notes	CUSIP No.: ISIN No.:	633067 58 2 CA 6330675829
ISSUE SIZE:	Minimum 40,000 Notes (CDN$4,000,000) Maximum 100,000 Notes (CDN$10,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	September 28, 2004		
NET PROCEEDS TO BANK:	Minimum CDN$3,960,000 Maximum CDN$9,900,000(if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	1,941,225(excluding those described in this Pricing Supplement)		
MATURITY DATE:	September 29, 2014		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003;

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003; and

f) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended July 31, 2004 and 2003.

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on September 22, 2004

We acknowledge receipt of the price fixing supplement no. 11 dated September 22, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due September 28, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Fees in the amount of $693.57 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]

File No. 82-3764

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED

2004 OCT 19 A 8:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 29 septembre 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 22 septembre 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°11 daté du 22 septembre 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 28 septembre 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Des droits au montant de 693.57 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

For immediate release

NATIONAL BANK OF CANADA

Press Release

Louis Vachon to succeed Jean Turmel on January 1, 2005

Montreal, October 1, 2004 – The Board of Directors of National Bank of Canada has appointed Louis Vachon, Senior Vice-President – Treasury and Financial Markets and member of the Executive Committee, to succeed Jean Turmel, President – Financial Markets, Treasury and Investment Bank. The Board of Directors made its decision concerning the appointment of Mr. Vachon at a meeting held on September 30.

As a result of this appointment, Mr. Vachon will become Chairman of a new entity, National Bank Financial Group. He will also be Chairman of the Board of Natcan Investment Management. Mr. Vachon will remain Senior Vice-President and a member of the Bank's Executive Committee.

As part of the creation of National Bank Financial Group, Kym Anthony, currently President and Chief Executive Officer of National Bank Financial and member of the Executive Committee of National Bank, will become President and Chief Executive Officer of National Bank Financial Group. In his new functions, he will report to Mr. Vachon. In this capacity, Mr. Anthony's responsibilities will broaden, as the Bank's Treasury and Financial Markets sectors will be integrated into National Bank Financial Group. Mr. Anthony will be nominated Senior Vice-President of the Bank and will continue to be a member of the Bank's Executive Committee. As the most senior officer of the Bank outside Quebec, he will represent the Bank's interest in this market.

This initiative will facilitate synergies between Treasury's derivatives operations and NBF's corporate and institutional operations.

Recognized for his financial markets expertise, Mr. Vachon has been with the Bank since 1996. Mr. Vachon graduated from the Fletcher School (a Tufts and Harvard University Co-Operative Graduate Program) with a degree in International Finance in 1985, and obtained his Chartered Financial Analyst designation in 1990. Over the course of his career, he has held a number of senior management positions, including Vice-President of Capital Markets at Lévesque Beaubien, President and Chief Executive Officer of BT Bank Canada, President and Chief Executive Officer of Innocap and Senior Vice-President – Treasury and Financial Markets at National Bank. In September 2002, he was named a member of the Bank's Executive Committee. In 2002, Mr. Vachon was named one of Canada's "Top 40 Under 40." He is also a member of the Board of Directors of the Montréal Exchange, the Boston Option Exchange, National Bank Discount Brokerage and the Canadian Investor Protection Fund.

Kym Anthony began his career in financial markets in 1980 and has since assumed a number of key positions. An MBA graduate of the University of Western Ontario where he was the gold medal winner, he began his career in Corporate Finance at Canadian Imperial Bank of Commerce. He also headed derivatives, fixed-income, treasury and risk management operations at CIBC World Markets. He was then appointed Chairman and Chief Executive Officer of TD Securities and Vice-Chair of TD Bank.

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

Before joining National Bank as President and Chief Executive Officer of National Bank Financial, Mr. Anthony was President and Chief Operating Officer at First Marathon. Mr. Anthony has been a member of the Bank's Executive Committee since September 2002 and currently serves on a number of other boards, including the Canadian Opera Company.

Mr. Turmel, who has been with the Bank since 1981, has worked primarily in treasury and investments. He has also headed General Trust and National Bank Securities. He has held the position of President – Financial Markets, Treasury and Investment Bank since 1998. Although he will be retiring in January 2005, Mr. Turmel will stay on to facilitate the integration of Mr. Anthony and Mr. Vachon in their new roles. After retiring, he will continue to be associated with the Bank as a member of the Pension Fund Committee, a Bank representative on the Board of Directors of Maple Partners, and an external manager.

About the National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of $84 billion and, together with its subsidiaries, employs close to 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information: *(The telephone number provided below is for the exclusive use of journalists and other media representatives.)*

Denis Dubé
Manager, Public Relations Department
National Bank of Canada
Tel.: (514) 394-8644

MATERIAL CHANGE REPORT

National Instrument 51-102 : Continuous disclosure obligations
Part 7 :7.1 (1) (b) - Form 51-102F3

1. **REPORTING ISSUER** :

   NATIONAL BANK OF CANADA
   600 de La Gauchetière West
   4th floor
   Montreal (Québec)
   H3B 4L2

2. **DATE OF MATERIAL CHANGE** :

   October, 1st 2004

3. **PRESS RELEASE** :

   On October 1st 2004 National Bank of Canada issued a press release respecting the change. A copy of the press release is attached hereto as Appendix A.

4. **SUMMARY OF MATERIAL CHANGE** :

   The Board pf Directors of National Bank of Canada has appointed Louis Vachon, Senior Vice-President – Treasury and Financial Markets and member of the Executive Committee, to succeed, on January 1st 2005, Jean Turmel, President – Financial Markets, Treasury and Investment Bank. The Board of Directors made its decision concerning the appointment of Mr. Vachon at a meeting held on September 30. As a result of this appointment, Mr. Vachon will become Chairman of a new entity, National Bank Financial Group. He will also be Chairman of the Board of Natcan Investment Management. Mr. Vachon will remain Senior Vice-President and a member of the Bank's Executive Committee.

5. **FULL DESCRIPTION OF MATERIAL CHANGE** :

   See attached press release dated October 1st 2004 which is hereby joined as Appendix A.

6. **CONFIDENTIAL REPORT** :

   Not applicable.

7. **OMITTED INFORMATION** :

   Not applicable.

MATERIAL CHANGE REPORT

8. SENIOR OFFICER :

For further information, contact Johanne Dupont, Vice-president and Corporate secretary at (514) 394-6433.

9. STATEMENT OF THE SENIOR OFFICER :

The foregoing accurately discloses the material change referred to herein.

DATED this October 1st 2004

NATIONAL BANK OF CANADA

By : (s) Johanne Dupont
Johanne Dupont
Vice president and Corporate secretary

NATIONAL BANK OF CANADA

For immediate release

Press Release

Louis Vachon to succeed Jean Turmel on January 1, 2005

Montreal, October 1, 2004 – The Board of Directors of National Bank of Canada has appointed Louis Vachon, Senior Vice-President – Treasury and Financial Markets and member of the Executive Committee, to succeed Jean Turmel, President – Financial Markets, Treasury and Investment Bank. The Board of Directors made its decision concerning the appointment of Mr. Vachon at a meeting held on September 30.

As a result of this appointment, Mr. Vachon will become Chairman of a new entity, National Bank Financial Group. He will also be Chairman of the Board of Natcan Investment Management. Mr. Vachon will remain Senior Vice-President and a member of the Bank's Executive Committee.

As part of the creation of National Bank Financial Group, Kym Anthony, currently President and Chief Executive Officer of National Bank Financial and member of the Executive Committee of National Bank, will become President and Chief Executive Officer of National Bank Financial Group. In his new functions, he will report to Mr. Vachon. In this capacity, Mr. Anthony's responsibilities will broaden, as the Bank's Treasury and Financial Markets sectors will be integrated into National Bank Financial Group. Mr. Anthony will be nominated Senior Vice-President of the Bank and will continue to be a member of the Bank's Executive Committee. As the most senior officer of the Bank outside Quebec, he will represent the Bank's interest in this market.

This initiative will facilitate synergies between Treasury's derivatives operations and NBF's corporate and institutional operations.

Recognized for his financial markets expertise, Mr. Vachon has been with the Bank since 1996. Mr. Vachon graduated from the Fletcher School (a Tufts and Harvard University Co-Operative Graduate Program) with a degree in International Finance in 1985, and obtained his Chartered Financial Analyst designation in 1990. Over the course of his career, he has held a number of senior management positions, including Vice-President of Capital Markets at Lévesque Beaubien, President and Chief Executive Officer of BT Bank Canada, President and Chief Executive Officer of Innocap and Senior Vice-President – Treasury and Financial Markets at National Bank. In September 2002, he was named a member of the Bank's Executive Committee. In 2002, Mr. Vachon was named one of Canada's "Top 40 Under 40." He is also a member of the Board of Directors of the Montréal Exchange, the Boston Option Exchange, National Bank Discount Brokerage and the Canadian Investor Protection Fund.

Kym Anthony began his career in financial markets in 1980 and has since assumed a number of key positions. An MBA graduate of the University of Western Ontario where he was the gold medal winner, he began his career in Corporate Finance at Canadian Imperial Bank of Commerce. He also headed derivatives, fixed-income, treasury and risk management operations at CIBC World Markets. He was then appointed Chairman and Chief Executive Officer of TD Securities and Vice-Chair of TD Bank.

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

Before joining National Bank as President and Chief Executive Officer of National Bank Financial, Mr. Anthony was President and Chief Operating Officer at First Marathon. Mr. Anthony has been a member of the Bank's Executive Committee since September 2002 and currently serves on a number of other boards, including the Canadian Opera Company.

Mr. Turmel, who has been with the Bank since 1981, has worked primarily in treasury and investments. He has also headed General Trust and National Bank Securities. He has held the position of President – Financial Markets, Treasury and Investment Bank since 1998. Although he will be retiring in January 2005, Mr. Turmel will stay on to facilitate the integration of Mr. Anthony and Mr. Vachon in their new roles. After retiring, he will continue to be associated with the Bank as a member of the Pension Fund Committee, a Bank representative on the Board of Directors of Maple Partners, and an external manager.

About the National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of $84 billion and, together with its subsidiaries, employs close to 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information: (*The telephone number provided below is for the exclusive use of journalists and other media representatives.*)

Denis Dubé
Manager, Public Relations Department
National Bank of Canada
Tel.: (514) 394-8644